Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

June 24, 2010.

3.	Press Release

The Press Release dated June 24, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company provided production statistics for the months of April and May from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

June 24, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002
Fax: (604) 682-4003

June 24, 2010	TSX-V: TMM

NEWS RELEASE

April and May Production
Statistics from San Francisco Mine

Vancouver, British Columbia. Timmins Gold is pleased to announce production statistics for the months of April and May from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

Commercial production commenced in April, 2010. During the month of April, a total of 2,666 ounces and during the month of May a total of 3,657 ounces for a total of 6,323 ounces of gold were poured and delivered to the Johnson Matthey refinery in Salt Lake City, Utah. The projected sales for June are 3,200 ounces and thereafter sales are projected to increase by 1,000 ounces per month until they stabilize in excess of 9,000 ounces per month in December.

A total of 14,364 ounces of gold and 8,669 ounces of silver have been sold for the period from the first of December to the end of May.

SAN FRANCISCO MINE PRELIMINARY PRODUCTION STATISTICS
		April	May
Total Material Moved	Ktonnes	2,104	1,865
Ore Mined and Crushed	Ktonnes	321	281
Ore Delivered to Leach Pad	Ktonnes	317	288

During the 2-month period average daily production from the mine and ore placed on the leach pad has averaged 10,444 tonnes per day. In July an additional blast drill rig will be delivered to the mine in order to increase the ore delivered to the heap leach pad to in excess of 13,000 tonnes per day. Costs are in line with expectations. Cost information for the fiscal quarter ending June 30 will be provided by the end of July.

Average head grade for April was 0.679 g/t gold and for May was 0.849 g/t gold which is in line with expectations.

Initial indications are that metallurgical recoveries will reach the 70% recovery projection.